FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of February 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 2, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Reports Third Quarter Financial Results

•	Highest quarterly revenues since September 2009, despite challenging market conditions

•	All three divisions posted higher net revenue and income before income taxes

•	Retail client assets increased to 72.3 trillion yen

•	Assets under management rose to 24.1 trillion yen

•	Diversified revenue mix in Global Markets and significantly increased international revenues in Investment Banking

•	Strong balance sheet: Tier 1 ratio of 17.3 percent and gross leverage of just 16.2 times

Tokyo, February 2, 2011—Nomura Holdings, Inc. today announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2011.

Third quarter net revenue was 295.9 billion yen (US$3.62 billion)1, an increase of 7 percent over the second quarter and 8 percent over the same quarter last year. Income before income taxes was 27.8 billion yen (US$340 million), up 29 percent from the prior quarter and 55 percent year on year. Net income attributable to Nomura Holdings shareholders increased 13 times quarter on quarter and 31 percent year on year to 13.4 billion yen (US$164 million).

“Nomura had another solid quarter with all divisions delivering stronger results despite continuing market challenges,” said Kenichi Watanabe, Nomura’s President and Chief Executive Officer.

“Our Retail division increased client assets, while Asset Management generated higher revenues on a rise in assets under management. Wholesale gained further momentum with robust client activities in Global Markets and an increasingly diverse revenue mix as our US franchise gained traction. Cross-divisional partnership between Investment Banking and Global Markets led to a number of high-profile deals.

“Our capital ratios remain among the highest in the industry. Looking ahead, we are well positioned to deliver on our client-focused strategy and generate long-term value for shareholders.”

	(billions of yen)
	FY2010/11 Q3	QoQ		YoY
Net revenue	295.9	+7%		+8%
Income before income taxes	27.8	+29%		+55%
Net income	13.4	13	x	+31%

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 81.67 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2010. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

Net revenue in Retail increased 11 percent quarter on quarter to 97.5 billion yen and income before income taxes gained 1 percent to 23 billion yen. Retail client assets increased from 68.1 trillion yen to 72.3 trillion yen during the quarter on net asset inflows of 2.1 trillion yen and improved market conditions. Nomura’s consulting based approach continued to meet the needs of retail investors and the company expanded its Retail franchise across core products. There was robust demand from retail investors for domestic and international equities and strong inflows of funds from large primary offerings. High yield and equity products led an expansion in Nomura’s investment trust business during the quarter.

	(billions of yen)
	FY2010/11 Q3	QoQ	YoY
Net revenue	97.5	+11%	-7%
Income before income taxes	23.0	+1%	-35%

Asset Management

Asset Management third quarter net revenue was 21.4 billion yen, an increase of 11 percent over the prior quarter, while income before income taxes was 7 billion yen, up 34 percent. Assets under management grew to 24.1 trillion yen on fund inflows into publicly offered stock investment trusts. Performance-linked fees outside Japan also helped increase revenues. Nomura Asset Management’s share of Japan’s publicly offered stock investment trust market rose to 21.7 percent and the firm maintained its market leading position. Nomura enhanced its lineup of Asia-focused funds and won mandates from international investors for Japanese and Asian products in its investment advisory business.

	(billions of yen)
	FY2010/11 Q3	QoQ	YoY
Net revenue	21.4	+11%	+24%
Income before income taxes	7.0	+34%	+71%

Wholesale

Wholesale reported a 5 percent increase in net revenue to 172.2 billion yen and income before income taxes of 10.8 billion yen, up 41 percent sequentially. The business environment in investment banking improved during the quarter, especially in equity capital markets. The fixed income market turned challenging in November when Europe’s sovereign crisis resurfaced in Ireland and US market rates started rising in December. Although volumes improved in emerging markets, turnover in the equities market in developed countries remained subdued, creating a difficult trading environment. Despite these headwinds, Nomura continued to expand its Wholesale business during the third quarter and increased both revenues and net income.

Net revenue in Global Markets was 141 billion yen and income before income taxes was 13.2 billion yen. Revenues were resilient amid the challenging market conditions, declining only 2 percent from the prior quarter as Nomura expanded its client flow businesses and maintained its measured approach to risk management.

Investment Banking gross revenues were 61.9 billion yen up 56 percent quarter on quarter. This very strong performance was driven by Nomura’s market leading domestic business and an increased contribution from international businesses, particularly in M&A, equity capital markets and debt capital markets. In Japan, Nomura maintained its commanding share of the ECM league tables working on large deals for TEPCO and Otsuka Holdings. In Asia, Nomura acted as joint global coordinator on the listing of Chongqing Rural Commercial Bank, the third largest Hong Kong IPO by a Chinese company last year. Nomura also acted as joint bookrunner on a rights issue by Spanish bank BBVA, the second largest rights issue in Europe in 2010.

Nomura retained the number nine spot in the 2010 global ECM league table, despite a 10 percent decline in fundraising in its home market. In the 2010 global M&A rankings, Nomura moved up four places to number 12.

	(billions of yen)
	FY2010/11 Q3	QoQ	YoY
Net revenue	172.2	+5%	-18%
Income before income taxes	10.8	+41%	-78%

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of December, 2010, Nomura’s total capital ratio was 24.9 percent and its Tier 1 ratio was 17.3 percent. Nomura had total assets of 33.3 trillion yen and shareholders’ equity of 2.1 trillion yen. Gross leverage was 16.2 times and net leverage was 10 times. All figures are shown on a preliminary basis.

Ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591

Keiko Sugai	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2011 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.